Exhibit 99.1

PolyPid Secures $15 Million Non-Dilutive Secured Term Loan Facility

Secured Loan facility with Kreos Capital Extends Company’s Cash Runway into the Second Quarter of 2023

PETACH TIKVA, Israel – April 6, 2022 – PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), a late-stage biopharma company aiming to improve surgical outcomes, announced today that the Company has entered into a secured loan agreement for up to $15 million with Kreos Capital VI (Expert Fund) LP (“Kreos”). Proceeds from the loan will be used to support global commercialization preparations for the launch of D-PLEX100 for the prevention of abdominal soft tissue surgical site infections (SSIs), as well as further advancement of PolyPid’s OncoPLEX development platform and general corporate purposes.

“This loan facility broadens our financing options and provides us with access, on a non-dilutive basis, to significant additional capital, which bolsters our ability to invest in our global commercial capabilities for D-PLEX100, as well as in our development activities for our promising OncoPLEX program,” stated Amir Weisberg, Chief Executive Officer of PolyPid. “Importantly, our cash runway is now extended into the second quarter of 2023.”

“PolyPid is approaching a critical juncture in its corporate evolution, as the late-stage clinical development of D-PLEX100 rapidly progresses and the Company advances its global commercial preparations,” said Sonia Benhamida, Principal, at Kreos. “We are excited to support PolyPid’s long-term growth initiatives with both D-PLEX100 and OncoPLEX.”

About the Loan Facility

The loan facility is comprised of three tranches in the amount of $10.0 million, $2.5 million, and $2.5 million, respectively, with a drawdown of the first tranche available upon the execution of the agreement. The second tranche of $2.5 million will be available subject to obtaining positive results from the planned unblinded interim analysis of PolyPid’s ongoing Phase 3 trial of D-PLEX100 for the prevention of abdominal soft tissue SSIs, SHIELD I, which will be conducted following the 30-day follow-up assessment for the recently enrolled 750th patient that is expected in the second quarter of this year. Drawdown of the third and final tranche of $2.5 million will be available subject to obtaining positive top-line results from the SHIELD I trial or if other conditions are met. Drawdowns of the second and third tranches can be made by December 31, 2022.

The loan agreement provides for interest-only repayments of the first tranche until December 31, 2022, followed by 36 equal monthly repayments of principal and interest. For the second and third tranches, if drawn, the Company will make repayments of interest only until August 31, 2023, followed by 33 equal monthly repayments of principal and interest. The senior secured loan initially bears interest at a rate of 9.25%, which may be reduced to 8.75% upon reaching certain milestones. The loan is prepayable in full, at any time at the option of PolyPid. The loan is secured by PolyPid’s owned equipment and intellectual property, and the Company will pay a customary fee to Kreos for the establishment of the loan. As part of the loan facility, PolyPid will issue to Kreos a 7 year warrant to purchase the Company’s ordinary shares equal to 8% of the amount of each tranche, if borrowed, with an exercise price of $5.135 per share. The loan agreement contains customary affirmative and restrictive covenants and representations and warranties.

About D-PLEX100

PolyPid’s lead product candidate, D-PLEX100, is a novel drug product candidate designed to provide local prolonged and controlled anti-bacterial activity directly at the surgical site to prevent SSIs. Following the administration of D-PLEX100 into the surgical site, the PLEX technology enables a prolonged and continuous release of the broad-spectrum antibiotic doxycycline, resulting in high local concentration of the drug for a period of four weeks for the prevention of SSIs, with additional potential to prevent SSIs caused by antibiotic-resistant bacteria at the surgical site. D-PLEX100 has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration (FDA) for the prevention of SSIs in patients undergoing elective colorectal surgery. D-PLEX100 has also received two Qualified Infectious Disease Product (QIDP) designations as well as two Fast Track designations for the prevention of post-abdominal surgery incisional infection and for the prevention of sternal wound infection post-cardiac surgery.

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) is a late-stage biopharma company aiming to improve surgical outcomes. Through locally administered, controlled, prolonged-release therapeutics, PolyPid’s proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology pairs with Active Pharmaceutical Ingredients (APIs), enabling precise delivery of drugs at optimal release rates over durations ranging from several days to months. PolyPid’s lead product candidate D-PLEX100 is in Phase 3 clinical trials for the prevention of soft tissue abdominal and sternal bone surgical site infections. In addition, the Company is currently in preclinical stages to test the efficacy of OncoPLEX for treatment of solid tumors, beginning with glioblastoma. For additional Company information, please visit http://www.polypid.com and follow us on Twitter and LinkedIn.

About Kreos

Kreos Capital is the leading growth debt provider in Europe and Israel, backing high-growth companies through every stage of their life-cycle. Kreos targets investments in all areas of the Technology and Healthcare sectors and, to date, has committed €4 billion in more than 680 portfolio company transactions, across 17 countries. With over €1.6 billion in current funds under management Kreos can invest between €2 million and €100 million per transaction in both public and private companies across all stages.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its use of proceeds from the loan, the Company’s ability to invest in global commercial capabilities for D-PLEX100 and development activities for OncoPLEX program, extension of the Company’s cash runway into the second quarter of 2023, the conditions for potential second and third tranches of the loan and repayment terms for each tranche. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on February 28, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Contacts:

PolyPid, Ltd.

Dikla Czaczkes Akselbrad

EVP & CFO

Tel: +972-74-719-5700

Investors:

Bob Yedid

LifeSci Advisors

646-597-6989

Bob@LifeSciAdvisors.com

Media Contact:

Nechama Feuerstein

551-444-0784

Nechama.Feuerstein@finnpartners.com

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